UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Ares Acquisition Corporation II

(Name of Issuer)

Class A ordinary shares, par value $0.0001

(Title of Class of Securities)

G33033 104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Ares Acquisition Holdings II LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 26,800,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 26,800,000 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,800,000 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 34.9% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Reflects 26,800,000 Class A ordinary shares (“Class A Shares”) issuable in respect of (i) 12,500,000 Class B ordinary shares (“Class B Shares”) and (ii) 14,300,000 private placement warrants to purchase one Class A Share at $11.50 per share, which become exercisable 30 days after the completion of the Issuer’s initial business combination (“Private Placement Warrants”).

(2)

Calculated based upon 50,000,000 Class A Shares outstanding as of November 3, 2023, as reported by the Issuer in its Form 10-Q filed on November 7, 2023, as increased by 26,800,000 Class A Shares issuable in respect of (i) 12,500,000 Class B Shares (ii) and 14,300,000 Private Placement Warrants.

Item 1(a).	Name of Issuer

Ares Acquisition Corporation II (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

c/o Ares Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

Item 2(a).	Names of Persons Filing

This statement is filed by the Ares Acquisition Holdings II LP, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence

c/o Ares Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value $0.0001

Item 2(e).	CUSIP Number

G33033 104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The Reporting Person directly holds the reported securities and is managed by affiliates of Ares Management Corporation (“Ares”). Ares Acquisition Holdings II is the general partner of the Reporting Person. Ares Investment Holdings LLC is the sole shareholder of Ares Acquisition Holdings II. Ares Investment Holdings LLC is an indirect subsidiary of Ares. Ares Management GP LLC (“Ares Management GP”) is the sole holder of the Class B common stock, $0.01 par value per share, of Ares (the “Ares Class B Common Stock”) and Ares Voting LLC (“Ares Voting”) is the sole holder of the Class C common stock, $0.01 par value per share, of Ares (the “Ares Class C Common Stock”). Pursuant to Ares’ Certificate of Incorporation, the holders of the Ares Class B Common Stock and the Ares Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares if certain conditions are met. The sole member of both Ares Management GP and Ares Voting is Ares Partners Holdco LLC (“Ares Partners”). Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (the “Board Members”). Mr. Ressler generally has veto authority over decisions of the Board Members and therefore may be deemed to have beneficial ownership of the reported securities. This Statement shall not be construed as an admission that the Reporting Person or any of the foregoing are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

Ares Acquisition Holdings II LP

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Authorized Signatory